November 3, 2014

VIA EDGAR SUBMISSION AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:       Christina De Rosa

Re:          NeuroDerm Ltd.

Registration Statement on Form F-1

Reg. No. 333-198754

Dear Ms. De Rosa:

Our client, NeuroDerm Ltd. (the “Company”), has today filed amendment no. 1 (“Amendment No. 1”) to its Registration Statement on Form F-1 (No. 333-198745) (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. The Registration Statement was initially filed publicly with the Commission on September 15, 2014.  In this letter, we (I) respond to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) (a) contained in the Staff’s letter dated October 10, 2014 (the “Comment Letter”) and (b) received orally from Ms. De Rosa on October 30, 2014 and (II) provide information to the Staff to assist in its review of the Company’s Amendment No. 1.

I.             Response to the Staff’s Comments

For ease of reference, each comment contained in the Comment Letter, or in the case of the oral comments, provided by Ms. De Rosa on October 30, 2014, is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1.

Capitalization, page 50

1.     Please revise your disclosure in note (1) on page 52 to clarify which charges will be recorded in your results for the nine months ended September 30, 2014. In this regard, it is unclear to us why the unrecognized Day 1 loss related to your 2013 Notes and your 2014 Notes would be recorded in September, if the conversion occurs upon your offering after September.

Response:

The Company acknowledges the Staff’s comment and has revised the third bullet on pages 14 and 52 of Amendment No. 1 to clarify that the charges will be recorded in the Company’s results in the period that the offering is consummated.

2.     Please revise your disclosure in the summary and the business section to state whether the letter received by the FDA on June 13, 2014 placed a clinical hold on the Phase IIa trial.

Response:

The Company acknowledges the Staff’s comment and has noted on pages 3 and 90 of Amendment No. 1 that the FDA placed a clinical hold on the Phase IIa trial. However, the Company advises the staff that the Company has subsequently conducted that clinical trial only in Israel, has already presented the results of the first eight patients and anticipates presenting final results in the last quarter of 2014. The Company intends to submit an amendment to its IND before the end of 2014, after the anticipated completion of the study, to address the FDA’s letter. Additionally, the Company’s next U.S. trials are planned to commence in the second half of 2015; therefore, the FDA’s letter has not had, and the Company does anticipates it will have, an impact on the Company’s product development timeline.  The Company has revised Amendment No. 1 on pages 3, 21 and 90 to reflect this information.

3.     Please disclosure the statistical significance (p-values) of the exploratory efficacy results provided for the Phase II trial, and if the trial was not designed to show statistical significance, please state so.

The Company has added disclosure on pages 87 to 88 of Amendment No.1 to clarify that the Phase II trial was not designed to show statistical significance.

II.            Additional Information

The Company advises the Staff that based on discussions with the lead underwriters for its proposed initial public offering (the “Offering”), the price per share in the Offering is be between $13.00 and $16.00 after giving effect to a 80-for-1 share split.  The share split was effected by means of (i) a 10-for-1 share split, followed by (ii) a share dividend of 7 ordinary shares for each outstanding ordinary share.  For comparison purposes, the range would have been between $1,040 and $1,280 per share prior to reflecting the share split.

The Company has updated Amendment No. 1on the basis of this price range and included disclosure in the MD&A section of Amendment No.1 at the end of the section titled “—Application of Critical Accounting Policies and Estimates—Share-based Compensation,” which explains the increase in value of the Company’s ordinary shares since the time of the Company’s most recent option grant in March 2014.

In light of current timing and circumstances, the Company will consult with the Staff regarding the appropriate steps in order to ensure that the Registration Statement can be declared effective in order to permit the Offering to be completed.

*      *      *

We thank you for your prompt attention to this letter.  Please direct any questions or comments concerning this letter to Colin Diamond at (212) 819-8754 or Rafael Roberti at (212) 819-7589 of White & Case LLP.

Sincerely,
/s/ Colin Diamond
Colin Diamond

CJD:RAR

cc:           Oded Lieberman, Chief Executive Officer, NeuroDerm Ltd.